Mail Stop 4561
Via fax (561) 322-4320

November 6, 2007

Mr. Robert J. Colletti
Senior Vice President and Chief Financial Officer
Eclipsys Corporation
1750 Clint Moore Road
Boca Raton, Florida

   Re: **Eclipsys Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed May 23, 2007
     File No. 000-24539

Dear Mr. Colletti:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Kathleen Collins
        Accounting Branch Chief